FILED BY JAZZ TECHNOLOGIES, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: JAZZ TECHNOLOGIES, INC.

COMMISSION FILE NO. 1-32832

Tower Semiconductor and Jazz Technologies Creating a Leading Specialty Foundry Wedbush Morgan Investor Conference – New York, May 2008

Tower Confidential Inf ormation herein is proprietary and shall not be furnished to third parties or made public 2 Legal Disclaimers Forward Looking Statements This presentation contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements concerning Tower's proposed merger with Jazz. These statements are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, customer benefits, costs savings, financial guidance, the timing of closing, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. The potential risks and uncertainties include, among others, the possibility that the merger does not close or that the closing may be delayed, that expected customer benefits, synergies and costs savings will not be achieved or that the companies are unable to successfully execute their integration strategies, that the companies may be required to modify the terms of the transaction to achieve regulatory approval or for other reasons, that prior to or after the closing of the merger, the businesses of the companies may suffer due to uncertainty, as well as other risks applicable to both Tower’s and Jazz’s business described in the reports filed by Tower and Jazz with the Securities and Exchange Commission (the “SEC”) and, in the case of Tower, the Israel Securities Authority. These filings identify and address other important factors that could cause Tower's and Jazz's respective financial and operational results to differ materially from those contained in the forward-looking statements set forth in this document. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Tower or Jazz. Tower and Jazz are providing this information as of the date of this presentation and neither Tower nor Jazz undertakes any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise. A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this presentation or which may otherwise affect Tower’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3 and 6-K, as were filed with the SEC and the Israel Securities Authority. Future results may differ materially from those previously reported. Tower does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

Tower Confidential Inf ormation herein is proprietary and shall not be furnished to third parties or made public 3 Legal Disclaimers (cont.) Additional Information about the Proposed Merger and Where to Find It In connection with the proposed merger, Tower intends to file with the SEC a Registration Statement on Form F-4 that will contain a Proxy Statement/Prospectus and related materials and Jazz expects to mail to its stockholders the final Proxy Statement/Prospectus containing information about Tower, Jazz and the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWER, JAZZ AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the Registration Statement on Form F-4, the Proxy Statement/Prospectus and other relevant materials and documents filed by Tower or Jazz with the SEC, when they become available, through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents relating to the proposed merger filed with the SEC by Tower by directing a request by mail to Tower Semiconductor Ltd, P.O. BOX 619, Migdal Haemek, Israel 23105, Attn: Investor Relations or by telephone at +972-4-650-6936. Investors and security holders may obtain free copies of the documents relating to the proposed merger filed with the SEC by Jazz by directing a request by mail to Jazz Technologies, Inc., 4321 Jamboree Road, Newport Beach, California 92660, Attn: Investor Relations or by telephone at 949-435-8181. Tower, Jazz and their respective executive officers and directors, under SEC rules, may be deemed to be participants in the solicitation of proxies from the stockholders of Jazz in connection with the proposed merger. Investors and security holders may obtain information regarding the special interests of these executive officers and directors in the proposed merger by reading the Proxy Statement/Prospectus filed with the SEC when it becomes available. Additional information regarding Tower’s executive officers and directors is included in Tower’s Form 20-F for the year ended December 31, 2006, which was filed with the SEC on June 25, 2007. Additional information regarding the executive officers and directors of Jazz is included in Jazz’s Proxy Statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2008. These documents are available free of charge at the SEC’s web site at www.sec.gov and are also available free of charge from Investor Relations at Tower and Jazz by contacting Tower and Jazz as described above.

Tower Confidential Inf ormation herein is proprietary and shall not be furnished to third parties or made public 4 Transaction Overview Tower Semiconductor has signed a definitive agreement to acquire Jazz Technologies in a stock-for-stock transaction • Jazz shareholders to receive 1.8 ordinary shares of Tower for each share of Jazz common stock • Implies $40 million in equity value ($169 million enterprise) based on Tower’s closing price of $1.16 on May 19, 2008 on Nasdaq • Customary closing conditions including Jazz shareholder approval • Expected to close in 2nd half of 2008 Merger is expected to create a leading pure-play specialty foundry and #7 overall pure-play foundry1 1.By revenues.

Tower Confidential Inf ormation herein is proprietary and shall not be furnished to third parties or made public 5 Creating a Leading Specialty Foundry Synergies of Value Add Technologies Enables Higher Margins Increased Capacity and Scale to Attract Larger Customers Leadership In Specialty Process Technologies: CMOS Image Sensor, SiGe, Power Mgmt, NVM, RF-CMOS, BCD Diverse Customer Base in High Growth Markets Significant Synergy Potential Both on Revenues and Expenses Global Presence Improves Geographic Reach and Distribution

Tower Confidential Inf ormation herein is proprietary and shall not be furnished to third parties or made public 6 Creating a Leading Specialty Foundry Synergies of Value Add Technologies Enables Higher Margins Increased Capacity and Scale to Attract Larger Customers Leadership In Specialty Process Technologies: CMOS Image Sensor, SiGe, Power Mgmt, NVM, RF-CMOS, BCD Diverse Customer Base in High Growth Markets Significant Synergy Potential Both on Revenues and Expenses Global Presence Improves Geographic Reach and Distribution

Tower Confidential Inf ormation herein is proprietary and shall not be furnished to third parties or made public 7 Global Infrastructure Migdal HaEmek, Israel 8” Fab & 6” Fab Newport Beach, CA 8” Fab Shanghai, China HHNEC: 10% ownership ASMC: supply agreement UK & Holland Sales reps Santa Clara, CA Sales office Hsinchu, Taiwan Rep. office Tokyo, Japan Rep. office UK Sales office 200K WPY 480K WPY ~70K WPY Total 8” equivalent capacity of ~750K WPY

Tower Confidential Inf ormation herein is proprietary and shall not be furnished to third parties or made public 8 3rd Largest Pure Play Specialty Foundry $155 CSMC $157 Mosel Vitelics $170 ASMC $335 HHNEC $330 He Jian $214 Grace $185 Silterra $350 SSMC $410 X-Fab $439 $486 Vanguard $510 Dongbu 2007 Sales ($M) Company Tower / Jazz combined Source: IC Insights 5/2008

Tower Confidential Inf ormation herein is proprietary and shall not be furnished to third parties or made public 9 Creating a Leading Specialty Foundry Synergies of Value Add Technologies Enables Higher Margins Increased Capacity and Scale to Attract Larger Customers Leadership In Specialty Process Technologies: CMOS Image Sensor, SiGe, Power Mgmt, NVM, RF-CMOS, BCD Diverse Customer Base in High Growth Markets Significant Synergy Potential Both on Revenues and Expenses Global Presence Improves Geographic Reach and Distribution

Tower Confidential Inf ormation herein is proprietary and shall not be furnished to third parties or made public 10 Post Merger Process Portfolio Lineup Technology Node From Jazz From Tower Tower/Jazz 0.35µm BiCMOS, SiGe Mixed Signal Digital CMOS 0.16 / 0.13µm SiGe Power/BCD (40V) 0.18µm SiGe Mixed Signal Digital CMOS BCD (40V) 0.25µm SiGe Mixed Signal Digital CMOS Mixed Signal Digital CMOS 0.50µm Mixed Signal Digital CMOS Image Sensor ( X-Ray& Visible) eNVM eNVM RF CMOS RFCMOS Image Sensor (X-Ray & Visible) Image Sensor (X-Ray & Visible) RF CMOS BCD (40V) RF CMOS Power/ BCD (40V)

Tower Confidential Inf ormation herein is proprietary and shall not be furnished to third parties or made public 11 Wafer Size 6” Wafer Size 4/3” 1” 645 35 mm APS (3:2) 2/3” 1/4” 1/3”1/2” 1/10” 48x36 Consumer (CIF, VGA, SXGA, 2-3M) Small Medical Advanced Amateur Film Professional Film Studio/High End Film Large Industrial/Scientific Medical (X-ray) Industrial/ Machine Vision Medical Summary of application range 8” wafer size

Tower Confidential Inf ormation herein is proprietary and shall not be furnished to third parties or made public 12 X-Ray market Intra-Oral dental Medical Imaging applications Unique stitching technology Tower provide silicon proven pixels

Tower Confidential Inf ormation herein is proprietary and shall not be furnished to third parties or made public 13 Post Merger Process Portfolio Lineup Technology Node From Jazz From Tower Tower/Jazz 0.35µm BiCMOS, SiGe Mixed Signal Digital CMOS 0.16 / 0.13µm SiGe Power/BCD (40V) 0.18µm SiGe Mixed Signal Digital CMOS BCD (40V) 0.25µm SiGe Mixed Signal Digital CMOS Mixed Signal Digital CMOS 0.50µm Mixed Signal Digital CMOS Image Sensor ( X-Ray& Visible) eNVM eNVM RF CMOS RFCMOS Image Sensor (X-Ray & Visible) Image Sensor (X-Ray & Visible) RF CMOS BCD (40V) RF CMOS Power/ BCD (40V)

IDM Transfer

- Transfer **specialty** technologies to Tower
- Reduce our customers' need to increase capacity
- Increase our customers' production flexibility

Our differentiators:

- Engineering capability
- Secure fab
- Process IP protection
- Excellent track record

VISHAY Siliconix

International Rectifier



Win Win Approach
Focus
Customer commitment
Short Time to Money Reduce risk and uncertainty
Engineering
Record time-to-market proven experience in short successful process transfer
Flexibility & diversity
Technology
CMOS, Mixed-signal , RF CMOS, CMOS Image sensors, NVM, Power devices offering from 1u down to 0.13u
Ensure the sustainability of customer's IP
Culture and Trust
Partnership, Long term relationships uncompromising level of IP security guarantee

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Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Tower Confidential Inf ormation herein is proprietary and shall not be furnished to third parties or made public 15 Creating a Leading Specialty Foundry Synergies of Value Add Technologies Enables Higher Margins Increased Capacity and Scale to Attract Larger Customers Leadership In Specialty Process Technologies: CMOS Image Sensor, SiGe, Power Mgmt, NVM, RF-CMOS, BCD Diverse Customer Base in High Growth Markets Significant Synergy Potential Both on Revenues and Expenses Global Presence Improves Geographic Reach and Distribution

Tower Confidential Inf ormation herein is proprietary and shall not be furnished to third parties or made public 16 Foundry Revenue Growth Y/Y NA 1st Silicon NA 1st Silicon NA Mosel-Vitelic NA Mosel-Vitelic 20 NA Mosel-Vitelic -5% Chartered NA 1st Silicon -31% Grace 19 7% HHNEC 0% ASMC 1% HHNEC -26% Vanguard 18 15% UMC 1% Mosel-Vitelic 6% Polar Semi. -24% Tower 17 16% Jazz 1% TSMC 7% Jazz -16% UMC 16 17% Polar Semi. 2% UMC 13% UMC -15% 1st Silicon 15 19% TSMC 6% HHNEC 13% Vanguard -13% Silterra 14 25% SSMC 6% SMIC 16% He Jian -10% Jazz 13 28% Chartered 8% Jazz 16% SSMC -9% ASMC 12 32% He Jian 8% SSMC 19% TSMC -3% HHNEC 11 33% SMIC 11% Polar Semi. 19% Silterra -3% CSMC Tech. 10 37% Vanguard 12% Dongbu 25% SMIC -2% Polar Semi. 9 42% Silterra 12% Grace 31% Dongbu 3% Chartered 8 47% Dongbu 14% He Jian 32% Others 7% TSMC 7 49% ASMC 17% Others 35% Chartered 8% SSMC 6 55% Others 19% Silterra 44% X-Fab 9% He Jian 5 99% CSMC Tech. 22% Vanguard 46% CSMC Tech. 14% X-Fab 4 103% X-Fab 24% Tower 49% ASMC 20% SMIC 3 114% Grace 36% CSMC Tech. 91% Grace 38% Others 2 146% Tower 41% X-Fab 99% Tower 52% Dongbu 1 07vs05 07vs06 06vs05 05vs04 Source: The McLean Report, 2008 edition

Tower Confidential Inf ormation herein is proprietary and shall not be furnished to third parties or made public 17 Diverse Customer Base No customer overlap out of the top 20 and only three out of the top 50

Company Snapshot

JAZZ TOWER SEMICONDUCTOR LTD.

Headquarters	• Migdal Haemek, Israel
Ticker	• TSEM (NASDAQ & Tel Aviv Stock Exchange)
Employees	• 2,100
Fabs	• Three fully owned (US and Israel), equity stake and partnership in Chinese fabs - ~750,000 annual wafer capacity (8" equivalents)
Process Technologies	• SiGe/BiCMOS 0.35 to 0.13u • Analog CMOS/RFCMOS/BCD 0.8 to 0.16u • CMOS Image Sensor 1.0u - 0.18u • CMOS 1.0u to 0.13u
IP Leadership	• AIMS (Analog Intensive Mixed Signal) • PDK (Physical Design Kits) • Embedded Flash MTP&OTP Solutions

Key Highlights

- ✔ Combined trailing twelve months (TTM) revenues of $443 million
- ✔ Impressive cash flow generation with $79 million of TTM EBITDA
- ✔ Substantial, revenue and cost savings of up to $40 million annually
- ✔ Improved leverage ratios

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Tower Confidential
Information herein is proprietary and shall not be furnished to third parties or made public

Tower Confidential Inf ormation herein is proprietary and shall not be furnished to third parties or made public 19 Combined Pro-Forma Capital Structure 179.4 million shares (largely out of the money) 3.1 million options 33.0 million warrants 17.5 million convertible notes 32.7 million options 37.4 million warrants 58.8 million convertible notes Equity Derivatives 2 $9.2 million $128.2 million convertible notes $10.0 million credit facility 19.0 million shares $32.4 million $125.0 million convertible notes $390.2 million bank debt (LT) 124.2 million shares 117.8 million shares underlying capital notes 276.2 million shares Common Equity $41.6 million Cash $653.4 million Debt COMBINED 1. Each Jazz shar e will be converted into 1.8 Tower shares. Rights to acquire Jazz common shares will be converted into rights to acquire 1.8 Tower ordinary shares. T he exercise price of Jazz options and warrants, and the conversion price of Jazz convertible notes, will be di vided by 1.8. 2. Figures shown indic ate the amount of s hares of common equity eac h class of equity deri vates is c onvertible i nto. As of Q1 2008 (March 31, 2008 for Tower and March 28, 2008 for Jazz). 1

Tower Confidential Inf ormation herein is proprietary and shall not be furnished to third parties or made public 20 Jazz Convertible Notes Jazz’s outstanding convertible notes would become convertible into Tower common stock at an adjusted conversion price of about $4.07 The proposed transaction does not permit Jazz noteholders to require a repurchase of the notes The convertible notes would remain a financial obligation of Jazz, a wholly owned subsidiary of Tower